Exhibit 99.8

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2017 of Alexco Resource Corp. of our report dated March 14, 2018, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears the Exhibit incorporated by reference in this Annual Report on Form 40-F.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-212578) of Alexco Resource Corp. of our report dated March 14, 2018 referred to above.

We also consent to the reference to us under the heading, “Interest of Experts”, which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 14, 2018

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.